Law Office of Stephen Seigel
January 9, 2014

Law Office of Stephen Seigel
30 Wildwood Garden
Suite H-1
Port Washington NY 11050
Phone (516) 449-5112
Harvey1508@gmail.com

January 9, 2014

VIA E-MAIL

Ms. Gowetski
U.S. Securities and Exchange Commission
Division of Corporation Finance
Attention: Ms. Gowetski
1 00 F Street, NE
Washington, DC 20549

> **Re: Sharestates I, LLC**
> **Offering Statement on Form 1-A**
> **Filed December 9, 2013**
> **File No. 024-10373**

Dear Ms. Gowetski

We are responding to comments received from the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**SEC**") by email dated January 6, 2014 regarding Sharestates I, LLC's, Regulation A Offering Statement on Form 1-A referenced above. For your convenience, Sharestates I, LLC's, responses are prefaced by the Staff's corresponding comment in italicized text.

Unless stated otherwise, the terms "we", "us", "our", "Fundrise", "Company", "Management", or similar terms collectively refer to Sharestates I, LLC.

Part I – Notification
Item 1. Significant Parties, page 2

1. Please revise to include the four principals of Sharestates, LLC as significant parties.

Response: In response to the Staff's comment, Sharestates I has revised its response to Item 1 to include the four principals of Sharestates, LLC as significant parties.

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Item 5. Unregistered Securities Issued or Sold Within One Year, page 2

2. Please revise to include an analysis of how you determined the amount of Class A Membership Units to be issued to Sharestates, LLC. Refer to Item 5(a)(3) of Form 1-A.

Response: In response to the Staff's comment, Sharestates I has revised its response to Item 5 to include an analysis of how we determined the amount of Class A Membership Units to be issued to Sharestates, LLC. Note – No direct formula was used.

3. Please specifically state the Securities Act exemption upon which you relied in issuing the Class A Membership Units. Refer to Item 5(c) of Form 1-A. Note that even though the units were issued as compensation, an exemption or registration is still required under the Securities Act.

Response: In response to the Staff's comment, Sharestates I has revised its response to Item 5 to specifically state the Securities Act exemption upon which we relied in issuing the Class A Membership Units.

Part II Offering Circular
Cover Page

4. Please include a statement that you have a right of repurchase and briefly describe the circumstances under which you may repurchase.

Response: In response to the Staff's comment, Sharestates I has revised its cover page to include a statement that we have a right of repurchase and briefly describe the circumstances under which we may repurchase.

Offering Circular Summary, page 8

5. We note that you are a party to an agreement to fund the development of the Property. Please tell us whether you have an irrevocable right to develop the Property. If not, please discuss how offering proceeds will be used in the event the Property is not developed.

Response: Yes, Sharestates I, LLC, has an irrevocable right to develop the Property.

6. We note that you may outsource certain management responsibilities to Lenox Platinum LLC and that Lenox Platinum acquired the property in 2007. Please revise to describe your relationship with Lenox Platinum, identify the principals of Lenox Platinum and explain what you mean by the statement that you are a 40% parent in the development of the property and you expect to yield a certain amount in net profits. We may have further comment.

Response: In response to the Staff's comment, Sharestates I has revised the Offering Memorandum to describe our relationship with Lenox Platinum, identify the principals of Lenox Platinum and explain what we mean by the statement that we are a 40% partner in the development of the property and we expect to yield a certain amount in net profits.

Risk Factors, page 13

7. We note that the preamble to the Risk Factors section states that a number of risks are set forth in this section. Please revise to clarify that the risks are those that you consider to be the most substantial to an investor in this offering.

Response: In response to the Staff's comment, Sharestates I has revised the preamble to the Risk Factors section to clarify that the risks are those that we consider to be the most substantial to an investor in this offering.

Description of the Company's Business, page 24

8. Please provide us provide us support for all quantitative and qualitative business and industry data used in the offering statement. Clearly mark the specific language in the supporting materials that supports each statement. In addition, please provide us with copies of any study or report that you cite or on which you rely, including the analysis prepared by Corcoran Real Estate Group referenced on page 28. Clearly mark the materials to identify the portions that support your disclosure. Please confirm that any other industry reports or studies on which you rely were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the expert's consent as an exhibit to the registration statement. The requested information should be filed as EDGAR correspondence, or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. We may have further comment.

Response: In response to the Staff's comment, Sharestates I has revised this section to include the following statement. **"Please note the following cost/profit analysis is only a projection and actual results may be materially different. There is no guarantee that you will ever achieve any revenue or profit."** Furthermore, a copy of the analysis and consent prepared by Corcoran Real Estate Group has been included as an exhibit to support our sales projections. The Corcoran Real Estate Group analysis was prepared for the Developer, Lenox Platinum LLC. Support for all other Market and Neighborhood data was derived from a Property Evaluation & Marketing pamphlet prepared by Terra CRG Commercial Realty Group. The information was preliminarily prepared for the Developer, Lenox Platinum LLC. This was not an expert opinion but a consultation. No other industry reports or studies were relied upon in this Offering Memorandum. Neither we, nor Lenox Platinum compensated the parties that prepared these reports or studies.

Key Financial Projections, page 25

9. We note you have included projections for certain items including sales price per unit and total profit. Please explain to us how you determined it would be appropriate to include this information in your document, including the reasonable basis for your projections. To the extent you are able to conclude you have a reasonable basis for your projections, please revise your disclosure to briefly describe the basis for your projections, including both your projected expenses and projected revenues. Please revise to highlight that such amounts are only projections and there is no guarantee that you will ever achieve any revenue or profit.

Response: In response to the Staff's comment, Sharestates I has revised this section to include the following disclosure, "**Please note the following cost/profit analysis is only a projection and actual results may be materially different. There is no guarantee that you will ever achieve any revenue or profit**" and "**All projections provided herein are based on an analysis prepared by the Corcoran Real Estate Group and Cost analysis reviewed by Banco Popular. A copy of the Corcoran analysis is attached hereto as Exhibit 15b.**" Our reasonable basis for these projections were based on the analysis prepared by Corcoran Real Estate Group, a copy of which with consent has been include as an exhibit in our amended filing. The projected expenses were verified by Banco Popular, the Bank providing the construction loan in the development of the Property.

10. We note that some of the discussion in this section appears promotional, rather than factual, such as your assertion on page 25 that the Property makes an excellent space for a luxury condominium development and the biography for Marco Auteri on page 28. Please revise the offering circular to remove such promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. In addition, please clarify the role of Marco Auteri and Corcoran Real Estate Group in the development of the property and their relationship to you. Please revise to quantify any fees to be paid to Marco Auteri and Corcoran Real Estate Group.

Response: In response to the Staff's comment, Sharestates I has revised this section to remove such promotional statements and the biography of Marco Auteri. Marco Auteri is an employee of the Corcoran Real Estate Group who will be marketing the condominium units upon completion. Neither Marco Auteri nor the Corcoran Real Estate Group have a role in the "development" of the Property. There is no preexisting relation with either of these parties. This section has also been revised to disclose the percent based fee to be paid to the Corcoran Real Estate Group for their services in selling the condominium units.

11. Please revise to provide more detail regarding your plan of operation for the next twelve months, including whether you believe the proceeds from this offering will satisfy your cash requirements or whether it will be necessary to raise additional funds. In addition, please revise to provide a timeline or dates for expected milestones in connection with the development of the property.

Response: In response to the Staff's comment, Sharestates I has revised the "Management of the Property" section to provide more detail regarding our plan of operation for the next twelve months and to provide a timeline of dates for expected milestones in connection with the development of the property. We believe the proceeds of this offering will satisfy our cash requirements. If the Company needs additional capital we will attempt to attain said capital as outlined by our Operating Agreement and Offering Memorandum.

12. Please include disclosure of some balancing property risks following the key property strengths on page 25.

Response: In response to the Staff's comment, Sharestates I has revised the Offering Memorandum to include disclosure of some balancing property risks following the key property strengths.

The Parent Company, page 31

13. Please provide the estimated fees in dollars based on the estimated amounts of the sale, development, and leasing of the property, and asset management.

Response: In response to the Staff's comment, Sharestates I has revised the Offering Memorandum to include the estimated fees in dollars based on the estimated amounts of the sale, development, and leasing of the property, and asset management.

Management, page 40

14. Please disclose the amount of time each of the principals plans to devote to Sharestates I, LLC.

Response: We cannot disclose a specific amount of time for each principal. The amount of time each principal devotes to Sharestates I, LLC, will be highly subjective and dependent on project progression and development. However, we will commit enough time as necessary to ensure the successful completion of the project to our best ability.

Description of Units and Summary of the Operating Agreement, page 44

15. Please revise to clarify whether your general right to repurchase requires that you repurchase all the units or whether you can select units for repurchase in your discretion. Also, please disclose the amount at which you may repurchase units in the event you elect to exercise your right of repurchase, or alternatively describe in more detail how you would determine the amount at which you would repurchase units.

Response: In response to the Staff's comment, Sharestates I has revised the Offering Memorandum to clarify whether our general right to repurchase requires that we repurchase all the units or whether we can select units for repurchase in our discretion. The amount at which we may repurchase units in the event we exercise our right of repurchase will be determined by an outside independent third party appraisal as selected by the Parent. The repurchase price will be solely dependent on said Appraisal and we cannot include more detail on how the amount will be determined. The purpose of the independent third party appraisal is to ensure impartiality.

16. Please expand your disclosure to discuss under what circumstances you may choose to exercise personal conduct repurchase rights.

Response: The disclosure states that Members will be subject to this right "In the event that an Investors fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon the Company, as determined by the Parent Company in its sole discretion." The purpose of this repurchase right is to protect the interest of the Company and its Members. The disclosure is intentionally broad to ensure adequate protection of all Members.

Signatures

17. Please identify who is signing in their capacity as chief executive officer and chief financial officer of the company. Please see Instruction 1 to the Signatures section of Form 1-A.

Response: In response to the Staff's comment, Sharestates I has revised the Offering Memorandum to clarify who is signing in their capacity as chief executive officer and chief financial officer of the company.

Financial Statements
General

18. We note that Sharestates I, LLC is a limited liability company, and that Sharestates, LLC is the managing member. Please tell us why you have not included the balance sheet of Sharestates, LLC. For reference, please see related guidance on limited partnerships in Part F/S of Form 1-A.

Response: The balance sheet for Sharestates, LLC, was mistakenly not included. The balance sheet is not included for review. We apologize for any inconvenience.

19. Please revise your financial statements and notes thereto in an amended filing to address the heading requirements for development stage companies as well as the other requirements under Topic 915 of the Accounting Standards Codification.

Response: In response to the Staff's comment, Sharestates I has revised its financial statements and notes thereto in an amended filing to address the heading requirements for development stage companies.

20. We note that you have disclosed in Note 1 Organization that the parent company loaned $150 to you. Please advise why you have recorded equity in the same amount on your balance sheet if this was a loan and why you have recorded the amount as contributed equity on the statement of cash flows if this was a loan. Finally, please tell us how cash on your statement of cash flows as of December 2, 2013 reconciles to cash on your balance sheet.

Response: This was a mistake. The Notes and Financial Statement have been revised to correctly indicate the $150 as a loan. The cash on our statement of cash flows and balance sheet should not correctly reconcile.

21. Please confirm for us that the company is not required to have audited financial statements prepared for any other purpose.

Response: Our Company is not required to have audited financial statements prepared for any other purpose.

Report of Lipton & Associates LLP

22. We note that your report has a date at the top which does not match the date at the bottom of your report. Please have your auditors provide a revised review report in an amended filing on Form 1-A which is correctly dated and updated to match the indication in your financial statements that your business is a development stage company.

Response: In response to the Staff's comment, Lipton & Associates LLP has revised the review report in an amended filing on Form 1-A which is correctly dated and updated to match the indication in our financial statements that our business is a development stage company.

Exhibit 11

23. Please resubmit the legal opinion with a recent date included. We note that the legal opinion is currently not dated.

Response: In response to the Staff's comment, we are resubmitting the legal opinion with a recent date included.

We appreciate the Staffs comments and request the Staff contact Sharestates I, LLC, at (212) 201-0750 or by email at SharestatesI@sharestates.com with any questions or comments regarding this letter.

Warmest Regards,

Stephen Seigel, Esq.